Baillie Gifford Funds
c/o Baillie Gifford Overseas Limited
Calton Square
1 Greenside Row
Edinburgh
EH13AN

U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549
Attention: Filings – Form 40-17G

May 29, 2026

Re: Fidelity Bond Filing on Form 40-17G/A - SEC File No. 811-10145
        Baillie Gifford Funds (the "Funds")

Ladies and Gentlemen:

Rule 17g-1 (the "Rule") of the Investment Company Act of 1940, as amended, requires that each registered management investment company provide and maintain a bond that shall be issued by a reputable fidelity insurance company authorized to do business in the place where the bond is issued, against larceny and embezzlement. In accordance with the Rule and the rules and regulations of the U.S. Securities and Exchange Commission, electronically transmitted for filing pursuant to the Rule, is an amended filing relating to the bond between the Funds and Lloyd's Syndicate CGM 2488. This amended filing is being made solely to add the joint fidelity bond agreement. No other changes are being made to the filing. Also included is a copy of the resolutions of the Board of Trustees, including a majority of Trustees who are not "interested persons" of the Funds, approving the form and amount of the bond. Please be advised that the premium covers the period April 20, 2026 through April 20, 2027.

Should you have any questions or comments regarding the enclosed, please do not hesitate to contact me via e-mail at Sharon.Allen@bailliegifford.com.

Sincerely yours,

/s/ Sharon Allen
Sharon Allen
Baillie Gifford Funds

Enclosures

March 11 and 12, 2021
Proposed Votes of Board of Trustees

Fidelity Bond Arrangements*

VOTED: That the Board determines, after considering all relevant factors, including, but not limited to, (i) the value of the aggregate assets of the Trust to which any covered person may have access, (ii) the types and terms of the arrangements made for the custody and safekeeping of such assets, and (iii) the nature of securities in the portfolio of the Trust, that the Trust's fidelity bond arrangements are reasonable in form and amount; that the amount, type, form, coverage and terms (including the premium) of the fidelity bond arrangements presented to this meeting be, and they hereby are, ratified and approved; and that the officers of the Trust be, and each of them singly hereby is, authorized, in the name of and on behalf of the Trust, to take any and all actions necessary to effect such arrangements.

BAILLIE GIFFORD FUNDS
BAILLIE GIFFORD ETF TRUST
BAILLIE GIFFORD INSTITUTIONAL TRUST

(the "Trust," and each series of the Trust being referred to as a "Fund")

Certified extract of the draft minutes of a Meeting of the Board of Trustees of each of the Trusts (the "Board") held by in person on March 25 and 26, 2026.

Fidelity Bond Arrangements – All Trusts

VOTED: That the Board determines, after considering all relevant factors, including, but not limited to, (i) the value of the aggregate assets of the Trust to which any covered person may have access, (ii) the types and terms of the arrangements made for the custody and safekeeping of such assets, and (iii) the nature of securities in the portfolio of the Trust, that the Trust's fidelity bond arrangements are reasonable in form and amount; that the amount, type, form, coverage and terms (including the premium) of the fidelity bond arrangements in substantially the form presented to this meeting be, and they hereby are, ratified and approved; and that the officers of the Trust be, and each of them singly hereby is, authorized, in the name of and on behalf of the Trust, to take any and all actions necessary to effect such arrangements.

Fidelit Bond Allocation Agreement – All Trusts

VOTED: That the form of Joint Fidelity Bond Allocation Agreement by and between each Trust, substantially in the form presented at this meeting, and with such other changes as may be recommended by counsel be, and hereby, is approved.

Insurance Arrangements – All Trusts

VOTED: That the Trust's E&O/D&O insurance arrangements, and the Trusts' Side A Difference in Condition insurance arrangements for the Independent Board Members and Trustee Advisor, in the amount, type, coverage and terms (including the premium) presented to this meeting be, and they hereby are, ratified and approved; and that the officers of the Trust be, and each of them singly hereby is, authorized, in the name of and on behalf of the Trust, to take any and all actions necessary to effect such arrangements.

DocuSigned by:

Gareth Griffiths

BB27D3E7DCB8403...

On behalf of each Trust
Gareth Griffiths
Secretary of Baillie Gifford Funds

JOINT FIDELITY BOND AGREEMENT

This Agreement is made as of March 26, 2026, by and among Baillie Gifford Funds, Baillie Gifford ETF Trust, and Baillie Gifford Institutional Trust (each, a "Trust" and together, the "Trusts"), and each their respective series whether currently existing or created in the future (the "Funds"), each of which are named insureds on a certain fidelity bond policy covering certain acts relating to the Funds ("Joint Fidelity Bond").

WHEREAS, the Trusts are registered under the Investment Company Act of 1940, as amended ("1940 Act"), each as an open-end management investment company; and

WHEREAS, Rule 17g-1(f) under the 1940 Act requires that a registered management investment company named as an insured on a joint fidelity bond enter into an agreement with the other named insureds; and

WHEREAS, each Trust and each Fund will benefit from their respective participation in the Joint Fidelity Bond, in compliance with this Rule.

NOW THEREFORE, it is agreed as follows:

1. In the event any recovery under the Joint Fidelity Bond is received as a result of a loss sustained by a Fund (which includes the trustees, directors, officers and other employees of an insured), then such Fund sustaining such loss shall receive an equitable and proportionate share of the recovery, said proportion to be established by the ratio that its claim bears to the total amount claimed by all participants, but at least equal to the amount which each such Fund would have received had the relevant Fund purchased and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d)(1) under the 1940 Act.

If for any particular policy year, after the initial allocation there are remaining proceeds of the bond and there are then named insureds whose losses have not been paid in full, the remainder of the bond shall be further allocated to named insureds having excess losses in proportion to their initial coverage, with such allocation repeated until all such losses have been paid or coverage of the bond has been exhausted.

If all losses relating to a particular policy year are not paid at the same time, the named insureds who claim losses for that policy year shall make such provisions as they deem suitable to the particular circumstances (taking into account the size of any payment received, the size, nature and expected result of any remaining claims, and all other relevant factors) to permit a later reallocation of amounts first paid.

If only one named insured incurs a loss in a policy year, the proceeds of the bond for that policy year are allocated to that insured.

2.   This agreement may be modified or amended from time to time by written agreement of all named insureds or by not less than sixty days written notice by one insured to each other insured. This agreement shall terminate as to any insured as of the date that insured ceases to be an assured under the bond; provided that such termination shall not affect the rights and obligations that have attached under this agreement to a terminating party until such termination becomes effective.

3.   Each insured agrees to promptly give to the insurer all notices required of it under the bond and to send a copy of each such notice to each other insured.

BAILLIE GIFFORD FUNDS

By: _____

BAILLIE GIFFORD ETF TRUST

By: _____

BAILLIE GIFFORD INSTITUTIONAL TRUST

By: _____

[Signature Page to Joint Fidelity Bond Agreement]